Writer’s Direct Dial: +1 (212) 225-2704 E-Mail: abrenneman@cgsh.com

September 11, 2017

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Courtney Lindsay, Staff Attorney

Re:	Telecom Argentina, S.A. Registration Statement on Form F-4 Filed May 17, 2017 File No. 333-218046

Ladies and Gentlemen:

On behalf of our client, Telecom Argentina S.A. (the “Company”), we have set forth below the response of the Company to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission contained in your letter dated June 13, 2017 with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”), initially filed by the Company on May 17, 2017.  For ease of reference, the text of the Staff’s comment is set forth in full in this letter in bold and our response is immediately below.

Concurrently with the filing of this letter, the Company is filing (via EDGAR) Amendment No. 1 to the Registration Statement (“Amended Registration Statement”) and a report on Form 6-K containing supplementary information in connection with the recently announced merger with Cablevisión S.A. Capitalized terms used but not defined herein have the meanings ascribed to them in the Amended Registration Statement.

The Reorganization, page 29

1.              For clarity, consider adding charts here, or where you deem appropriate, that depict your current corporate structure and what your structure will be following the reorganization.

In response to the Staff’s comment, the Company has included charts depicting the current corporate structure before and after consummation of the Transaction on pages 18 and 19 of the Amended Registration Statement.

Shareholders Meetings in connection with the Reorganization, page 34

2.              At page 34 you state that the company was to hold an extraordinary general shareholders’ meeting to vote upon the reorganization. Expand your disclosure here to discuss in more detail the matters acted upon by the shareholders at this meeting. Also state, if true, that no matters voted on at that shareholders’ meeting affected the rights of Nortel preferred shareholders.

In response to the Staff’s comment, the Company has expanded on the disclosure regarding the matters acted upon by the shareholders at the extraordinary general shareholders’ meeting of Sofora and Nortel held on May 22, 2017 and the ordinary and extraordinary general shareholders’ meeting of Telecom held on May 23, 2017 on page 42 of the Amended Registration Statement.

U.S. Federal Income Tax Consequences, page 38

Consequences of the Reorganization for U.S. Holders, page 39

3.              We note your discussion on page 38 where you state that you expect that your reorganization will be a tax-free reorganization for U.S. federal income tax purposes. We also note your disclosure at page 25 where you state that you do not plan to receive a tax opinion on the tax consequences of the reorganization. Tax opinions are required in certain circumstances when the tax consequences are material to investors, including when a registrant represents that a transaction is tax-free. Please file a tax opinion on the material tax consequences of the reorganization to shareholders as an exhibit prior to effectiveness. For guidance, please refer to Sections III.A.2 and III.D.2 of Staff Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

In response to the Staff’s comment, the Company will file a tax opinion regarding U.S. tax matters in a subsequent amendment to the Registration Statement.

General

4.              You disclose on page 86 of your Form 20-F for the fiscal year ended December 31, 2016 that your major suppliers of PP&E include Huawei Tech Investment Co. Ltd. Argentina and Huawei International PTE. Also, 2017 news articles report that Huawei helped you migrate to an all-cloud network by completing the construction of a basic ICT converged telecom service over cloud infrastructure; you partnered with Huawei to launch a commercial all-cloud core network to support voice and data services for 2G/3G/4G mobile subscribers following the roll-out of ICT converged telecom services over a cloud infrastructure; and your mobile unit, Personal Argentina, announced that the new Huawei GW smartphone is now available to its postpay customers. In June 2016, Huawei was issued a subpoena by the U.S. Department of Commerce, and in December 2016, Huawei was issued a subpoena by the U.S. Department of Treasury, Office of Foreign Assets and Control. The subpoenas regard exports to Syria, Sudan and Iran. Please address for us the potential for reputational harm from your business with Huawei.

As mentioned on page 86 of the Company’s 2016 Form 20-F, Huawei is one of several major suppliers of our fixed assets. The contracts between the Company and Huawei, for the year ended December 31, 2016 amounted to approximately P$2,784 million, representing 24.5% of the Company’s capital expenditures for the year. These transactions represent ordinary course commercial agreements with a third-party provider of telecommunications equipment. In addition, the Company believes that Huawei has become an important telecommunications equipment provider among its peer competitors and therefore its relationship with Huawei is not unique in the telecommunications industry.  The Company respectfully advises the Staff that, to its knowledge, these activities did not have any connection to Syria, Sudan and Iran.

Accordingly, the Company did not and does not anticipate to experience any material risk of reputational harm as a result of its business relationship with Huawei. To date, the Company is not aware of any shareholder or other inquiries, or actual or planned divestments by shareholders of its securities as a result from its business relationship with Huawei. The Company continues to monitor its business with Huawei to ensure continued compliance with the laws.

*                                         *                                         *

Please contact  me at (212) 225-2704 or via email if you have any other questions or concerns regarding this matter.

Very truly yours,

By:	/s/ Adam Brenneman
Adam Brenneman

cc:	Pedro Insussarry, Telecom Argentina S.A.
Emilio Minvielle, Esq., Cleary Gottlieb Steen & Hamilton LLP